UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

QTS Realty Trust, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

74736A103
(CUSIP Number)

Thomas J. Murphy
c/o General Atlantic Service Company, LLC
55 East 52nd Street,
32nd Floor
New York, NY 10055
(212) 715-4000

August 14, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74736A103	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GA QTS Interholdco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 85, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners 93, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 9 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments CDA, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 10 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74736A103	SCHEDULE 13D	Page 11 of 17

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,191,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,191,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,191,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74736A103	SCHEDULE 13D	Page 12 of 17

Item 1.  Security and Issuer.

This Amendment No. 3 to the Schedule 13D (as so amended, the “Statement”) is being filed by the undersigned to amend the Statement as originally filed with the SEC on October 23, 2013 and as amended by Amendment No. 1 thereto filed on March 4, 2015 and Amendment No. 2 thereto filed on June 9, 2015. This Statement relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of QTS Realty Trust, Inc., a Maryland corporation (the “Company”), and is being filed to amend the Statement as set forth below. Capitalized terms used and not defined in this Amendment No. 3 shall have the meanings ascribed to them in the Statement as previously amended.  The principal executive offices of the Company are located at 12851 Foster Street, Overland Park, Kansas 66213.

Item 2.  Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

No material change.

CUSIP No. 74736A103	SCHEDULE 13D	Page 13 of 17

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced with the following:

(a)           As of the date hereof, GA QTS Interholdco owns of record 6,191,145 shares of Class A Common Stock.  Such 6,191,145 shares of Class A Common Stock represent 15.2% of the outstanding Class A Common Stock (based on a total of 40,825,412 shares of Class A Common Stock outstanding, as of the closing of the 2015 August Offering (as defined below), as disclosed in the Company’s prospectus filed by the Company pursuant to Rule 424(b)(4) on August 12, 2015). Each of the Reporting Persons other than GA QTS Interholdco owns of record no shares of Class A Common Stock.

By virtue of the fact that (i) the GA Funds hold all of the interests of GA QTS Interholdco, (ii) GenPar is the general partner of GAP 85 and GAP 93, (iii) GA LLC is the general partner of GenPar and GAPCO CDA and the managing member of GAPCO III and GAPCO IV, (iv) GmbH Management is the general partner of KG, and (v) the GA Managing Directors may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions with respect to interests held by the GA Funds are made by a portfolio committee of GA LLC comprising certain of the GA Managing Directors and officers of GA LLC, the Reporting Persons may be deemed to beneficially own, in the aggregate, 6,191,145 shares of the Class A Common Stock, representing approximately 15.2% of the issued and outstanding Class A Common Stock.

(b)           Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 6,191,145 shares of Class A Common Stock that may be deemed to be owned beneficially by each of them.

(c)           Except as set forth below or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

               On August 14, 2015, GA QTS Interholdco sold 2,400,000 shares of Class A Common Stock at a price per share of $41.00, in an underwritten offering (the “2015 August Offering”) pursuant to an underwriting agreement, dated August 11, 2015, by and among the Company, QualityTech, LP, GA QTS Interholdco and Deutsche Bank Securities Inc., as underwriter (the “Underwriting Agreement”).  The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

(d)          To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by any member of the group.

(e)           Not applicable.

CUSIP No. 74736A103	SCHEDULE 13D	Page 14 of 17

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended by inserting the following paragraph at the end thereof:

The information disclosed under Item 4 above is hereby incorporated by reference into this Item 6.

On August 14, 2015, pursuant to the Underwriting Agreement, GA QTS Interholdco sold 2,400,000 shares of Class A Common Stock at a price per share of $41.00 in the 2015 August Offering.  The Underwriting Agreement contains customary representations, covenants and indemnification provisions.

In connection with the 2015 August Offering, on August 11, 2015, GA QTS Interholdco entered into a customary lock-up agreement (the “2015 August Lock-Up Agreement”) with the underwriters with respect to such offering, pursuant to which it agreed, subject to specified exceptions, not to sell or offer to sell any shares of Class A Common Stock, options or warrants of the Company, enter into any swap, make any demand for, or exercise any right with respect to, the registration of any Class A Common Stock, options or warrants, or cause to be filed a registration statement, prospectus or prospectus supplement with respect to any such registration, or make any public announcements with respect to such prohibited activities, for a period commencing on August 11, 2015 and ending 60 days after August 12, 2015, the date of the final prospectus with respect to the 2015 August Offering.

The foregoing descriptions of the Underwriting Agreement and the 2015 August Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and the 2015 August Lock-Up Agreement filed as Exhibits 8 and 9, respectively, to this Schedule 13D, each of which is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 8:
Underwriting Agreement, dated as of August 11, 2015, by and among QTS Realty Trust, Inc., QualityTech, LP, GA QTS Interholdco, LLC and Deutsche Bank Securities Inc., as underwriter (incorporated by reference from Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 14, 2015).

Exhibit 9:	Lock-Up Agreement, dated as of August 11, 2015, by and among GA QTS Interholdco, LLC and the representatives of the underwriters named therein.

CUSIP No. 74736A103	SCHEDULE 13D	Page 15 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 17, 2015.

GA QTS INTERHOLDCO, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC GENPAR, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 74736A103	SCHEDULE 13D	Page 16 of 17

GENERAL ATLANTIC PARTNERS 85, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS 93, L.P.

By:	General Atlantic GenPar, L.P.,
Its general partner

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

CUSIP No. 74736A103	SCHEDULE 13D	Page 17 of 17

GAP COINVESTMENTS III, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS IV, LLC

By:	General Atlantic LLC,
Its managing member

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAP COINVESTMENTS CDA, L.P.

By:	General Atlantic LLC,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH,
Its general partner

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director

EXHIBIT 9

Lock-up Agreement
August 11, 2015
Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005

RE:            QTS Realty Trust, Inc. (the “Company”)
Ladies & Gentlemen:
The undersigned is an owner of shares of common stock, par value $.01 per share, of the Company (“Shares”) or of securities convertible into or exchangeable or exercisable for Shares.  GA QTS Interholdco, LLC (the “Selling Stockholder”) proposes to conduct a public offering of Shares (the “Offering”) for which Deutsche Bank Securities Inc. will act as the underwriter (the “Underwriter”).  The undersigned recognizes that the Offering will benefit each of the Company, the Selling Stockholder and the undersigned.  The undersigned acknowledges that the Underwriter is relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Offering and in entering into an underwriting agreement (the “Underwriting Agreement”) and other underwriting arrangements with the Company and the Selling Stockholder with respect to the Offering.
Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement.  Those definitions are a part of this agreement.
In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not, without the prior written consent of the Underwriter, which may withhold its consent in its sole discretion:
—	Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned,
—	enter into any Swap,
—	make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares or Related Securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or
—	publicly announce any intention to do any of the foregoing.
The foregoing will not apply to (A) the registration of the offer and sale of the Shares, and the sale of the Shares to the Underwriter, in each case as contemplated by the Underwriting Agreement, (B) the sale of Shares acquired in open market transactions by the undersigned after completion of the Offering; provided that no public disclosure or filing of such sale under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period, or (C) the forfeiture of Shares or Related Securities to the Company in satisfaction of withholding tax obligations; provided that if the undersigned is required to file a report under the Exchange Act reporting a reduction in beneficial ownership of Shares or Related Securities during the Lock-up Period relating to such forfeiture of Shares or Related Securities to the Company by the undersigned in satisfaction of withholding tax obligations, the undersigned shall include a statement in such report to the effect that the filing relates to the satisfaction of withholding tax obligations of the undersigned in connection with the exercise of options to purchase Shares or Related Securities the vesting of Shares of Related Securities.  In addition, the foregoing restrictions shall not apply to not-for value transfers of Shares or Related Securities (i) by gift, (ii) by will or intestate succession, (iii) to a Family Member, to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member or to any partnership or limited liability company the partners or members of which consist of the undersigned and/or one or more of the undersigned’s Family Members, (iv) as a charitable contribution or (v) if the undersigned is a corporation, partnership or limited liability company, to any direct or indirect affiliate, general or limited partner, member or shareholder or to any investment fund, trust or other business entity controlled, managed by or under common control or management with the undersigned or to the partners, members, stockholders or affiliates of such entity or to a charitable trust or family trust; provided, however, that in the case of clauses (i) through (v), it shall be a condition to such transfer that:
—	each transferee executes and delivers to the Underwriter an agreement in form and substance reasonably satisfactory to the Underwriter stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto), and
—	prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer other than a filing on Form 5 made when required or Form 4, if required, in connection with the transfer to the subsidiary, partners, members or stockholders of such entity.

The foregoing will not apply to (i) the establishment of a 10b5-1 trading plan or the modification of an existing 10b5-1 trading plan during the Lock-up Period; provided that (a) no transactions thereunder may be made until after the expiration of the Lock-up Period and (b) no public disclosure of such plan modification under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period or (ii) any third-party pledge in a bona fide transaction as collateral to secure the obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the undersigned and its affiliates; provided that no public disclosure or filing of such third-party pledge under the Exchange Act shall be required, or made voluntarily until after the Lock-Up Period; provided, that any such pledgee or other party shall, upon foreclosure on the pledged Shares, executes and delivers to the Underwriter an agreement in form and substance reasonably satisfactory to the Underwriter stating that such transferee is receiving and holding such Shares and/or Related Securities subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares and/or Related Securities, engage in any Swap or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto).
2

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Shares or Related Securities held by the undersigned and except in compliance with the foregoing restrictions.
Notwithstanding any other provision contained herein, the undersigned shall be permitted to make transfers, sales, tenders or other dispositions of Shares or Related Securities pursuant to a tender offer for securities of the Company or other transaction, including without limitation, a merger, consolidation, or other business combination, involving a change of control of the Company (including, without limitation, entering into any lock-up agreement, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Shares or Related Securities in connection with any such transaction, or vote any Shares in favor of such transaction), provided that it shall be a condition of transfer, sale, tender or other disposition that if such tender offer or other transaction is not completed, any Shares or Related Securities subject to this agreement shall remain subject to the restrictions herein.  “Change of control” shall mean the consummation of any bona fide third party tender offer, merger, consolidation or other similar transaction the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d- 3 and 13d-5 of the Exchange Act) of more than 50% of the voting capital stock of the Company.
With respect to the Offering only, the undersigned waives any registration rights relating to registration under the Securities Act of  the offer and sale of any Shares and/or any Related Securities owned either of record or beneficially by the undersigned, including any rights to receive notice of the Offering.
The undersigned confirms that the undersigned has not directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares.  The undersigned will not directly or indirectly, any such action.
Whether or not the Offering occurs as currently contemplated or at all depends on market conditions and other factors.  The Offering will only be made pursuant to the Underwriting Agreement, the terms of which are subject to negotiation between the Company, the Selling Stockholder and the Underwriter. Notwithstanding anything herein to the contrary, if (i) the closing of the Offering has not occurred prior to August 24, 2015, (ii) prior to the execution of the Underwriting Agreement, the Company earlier notifies the Underwriter in writing that it does not intend to proceed with the Offering, or (iii) the Underwriting Agreement (other than any provision thereof which is expressed to survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, this Lock-Up Agreement shall be of no further force or effect and the undersigned shall be released from all obligations hereunder.
The undersigned hereby represents and warrants that the undersigned has full power, capacity and authority to enter into this letter agreement.  This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.
This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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/s/ Thomas J. Murphy
Signature

Thomas J. Murphy
Printed Name of Person Signing

(Indicate capacity of person signing if signing as custodian or trustee, or on behalf of an entity)

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Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:
•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

•	“Family Member” shall mean any individual related to the undersigned by blood, marriage or adoption, not more remote than first cousin.

•	“Lock-up Period” shall mean the period beginning on the date hereof and continuing through the close of trading on the date that is 60 days after the date of the Prospectus (as defined in the Underwriting Agreement).

•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

•	“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares (including, without limitation, the OP Units (as defined in the Underwriting Agreement)).

•	“Securities Act” shall mean the Securities Act of 1933, as amended.

•	“Sell or Offer to Sell” shall mean to:

1.	–	sell, offer to sell, grant any option to purchase, contract to sell or lend,
2.	–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position
3.	–	pledge, hypothecate or grant any security interest in, or
4.	–	in any other way transfer or dispose of,
in each case whether effected directly or indirectly.
•	“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of Shares or Related Securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.
Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement.
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